Filed by Coastline Corporate Services, Inc. – 727-596-6095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 000-31557

CIBT Education Group Inc.

(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Filed by Coastline Corporate Services, Inc. – 727-596-6095

On December 10, 2007, CIBT Education Group Inc. (the “Company”) issued a press release announcing that the Company has signed an agreement to establish a CIBT Vocational and Education Center at the Qingdao Advanced Technical College in Qingdao City, China.  A copy of the press release is attached as Exhibit 99.1 hereto.

On December 12, 2007, the Company issued a press release announcing that the Company has signed an agreement to establish a CIBT Vocational Center at the Xinhua Technical College in Fuzhou, China.  A copy of the press release is attached as Exhibit 99.2 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	Press Release dated December 10, 2007 – CIBT Expands to Qingdao city in Shandong Province, China
99.2	Press Release dated December 12, 2007 – CIBT Expands to Fuzhou city in Fujian Province, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: December 12, 2007	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer